

December 1, 2023

Luk Huen Ling Claire
Chairlady, Executive Director and Chief Executive Officer
Roma Green Finance Limited
Flat 605, 6/F, Tai Tung Building
8 Fleming Road
Wanchai, Hong Kong

> **Re: Roma Green Finance Ltd**
> **Amendment No. 3 to Registration Statement on Form F-1**
> **Filed November 24, 2023**
> **File No. 333-272555**

Dear Luk Huen Ling Claire:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 16, 2023 letter.

Amendment No. 3 to Form F-1 filed November 24, 2023

Exhibits

1. Please have counsel revise Exhibit 5.1 to opine on the correct number of shares being offered by the company and each of the selling shareholders. Please also explain why counsel has included the shares to be sold by Top Elect in the underwritten offering within the definition of "IPO Shares." Because such shares are currently outstanding, counsel should opine that these shares are (as opposed to "will be") validly issued, fully-paid and non-assessable. Please also fill in the brackets contained in the opinion, as it appears that this is the final, signed opinion of counsel.

2. Please tell us why the scope of Opinion 5.2 is limited to compliance with Hong Kong laws from 1 April 2021 to 31 March 2023, as specified in paragraph B.

3.   Please have counsel revise exhibit 8.2 to remove the language stating that the opinion may not be relied upon by any other persons or corporate entities other than Nasdaq. Purchasers of securities in the offering are entitled to rely on the opinion. Please also have counsel execute the opinion.

4.   Please have counsel revise Exhibit 23.5 to consent to the filing of counsel's opinion as an exhibit to the registration statement. This exhibit consents only to the filing of the consent as an exhibit.

   Please contact Suying Li at 202-551-3335 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp at 202-551-3861 or Erin Jaskot at 202-551-3442 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Celia Velletri